Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

May 10, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 10, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Monterey Capital Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant and one Right to receive 1/10th of one share of Class A Common Stock
Class A Common Stock, par value $0.0001 per share
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50
Rights, each entitling the holder to receive 1/10th of one share of Class A Common Stock

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi